Room 4561
Via fax (408) 974-2023

January 29, 2008

Peter Oppenheimer
Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

Re: Apple Inc.
         Form 10-K for the Fiscal Year Ended September 29, 2007
         File no. 0-10030

Dear Mr. Oppenheimer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 29, 2007

General

1.   We note from media reports that your products may be distributed or resold in several Middle East countries, including Iran. Please advise us if any of your computers or other products or technology are transferred to Iran by your resellers, distributors or other entities with which you have agreements or relationships. We may have further comment.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.   We note on page 6 that you have entered into agreements with each exclusive
        cellular network carrier related to cellular network services and the purchase and
        sale of iPhone and iPhone related products that entitle the Company to receive
        certain payments from these carriers. Clarify the terms of these exclusivity
        agreements including whether there were any up-front payments from the carriers
        to the Company and details of when the Company is entitled to receive certain
        payments. Additionally, tell us how you are accounting for the payments
        received from these carriers and the accounting literature relied on.

Compensation Discussion and Analysis

Performance-Based Cash Incentives, page 104

3.   We note your disclosure that the compensation committee determines the amount
        of performance-based cash incentives for certain of your named executive officers
        based on revenue and operating income objectives in Apple's internal business
        plan. We note further your statement, "Disclosing specific objectives would
        provide competitors and other third parties with insights into the planning process
        and would therefore cause competitive harm." To the extent that you believe that
        disclosure of your revenue and operating income targets for fiscal year 2007 is
        not required because it would result in competitive harm such that you may omit
        the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please
        provide a detailed supplemental analysis supporting your conclusion.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 and Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief